Absolute Software Reports Fourth Quarter and Full-Year Fiscal 2022 Financial Results
Company closes transformative year with record F2022 revenue of $197.3 million, with accelerated Enterprise and Government ARR growth of 17%, up from 11% in prior year
Achieves second consecutive year of Rule of 40

VANCOUVER, British Columbia and SAN JOSE, Calif. – August 23, 2022 – Absolute Software Corporation (Nasdaq: ABST) (TSX: ABST) (the “Company”), the only provider of self-healing, intelligent security solutions, today announced its financial results for its fourth quarter and full-year fiscal 2022 ended June 30, 2022. All dollar figures are stated in U.S. dollars, unless otherwise indicated.
“This year was the strongest in recent history – driven by the strong customer demand and our team’s continued focus and execution, we are ending the year with our successful integration of NetMotion almost complete and very well-positioned for success in fiscal 2023,” said Christy Wyatt, President and CEO of Absolute Software. “Security and IT teams are increasingly acknowledging the need for both cyber defense as well as cyber resilience and, as a result, the industry is increasingly aware of the value of our unique intelligent, self-healing security solutions. We intend to continue investing in growth through F2023, while maintaining focus on meeting the Rule of 40 for the year.”

Fourth Quarter (“Q4”) and Full-Year Fiscal 2022 (“F2022”) Financial Highlights

•Revenue was $52.5 million for Q4 F2022 and $197.3 million for F2022, an increase of 65% and 63% respectively, compared to the same period of the previous fiscal year.
•Adjusted Revenue(1) was $54.0 million for Q4 F2022 and $210.4 million for F2022, an increase of 70% and 74% respectively, compared to the same period of the previous fiscal year. Adjusted Revenue(1) for Q4 F2022 and F2022 increased by 13% and 15% respectively, compared to Q4 F2021 and F2021 revenue on an as-if combined basis without factoring in acquisition related adjustments(2).
•Net loss was $5.3 million for Q4 F2022 and $24.5 million for F2022, compared to net loss of $3.0 million for Q4 F2021 and net income of $3.7 million for F2021.
•Adjusted EBITDA(1) for Q4 F2022 was $15.4 million or 29% of Adjusted Revenue(1), compared to $8.0 million or 25% of Adjusted Revenue for Q4 F2021. Adjusted EBITDA(1) for F2022 was $55.8 million or 27% of Adjusted Revenue(1), compared to $31.9 million or 26% of Adjusted Revenue for F2021.
•Total ARR(4) as of June 30, 2022 was $209.5 million, representing an increase of 70% over the prior year reported ARR, and an increase of 16% compared to an as-if combined basis for June 30, 2021(3).
•The Enterprise & Government portions of Total ARR increased by 99% year over year, and by 17% compared to an as-if combined basis for June 30, 2021(3). The Enterprise & Government portion represented 78% of Total ARR as of June 30, 2022.
•The Education sector portion of Total ARR increased by 12% year over year, and by 12% compared to an as-if combined basis for June 30, 2021(3). The Education sector portion represented 22% of Total ARR as of June 30, 2022.
•Net Dollar Retention(4) was 108% for Q4 F2022, an increase from 106% for Q4 F2021.
•Cash from operating activities was $8.7 million for Q4 F2022 and $39.8 million for F2022, a decrease of 24% and 15% respectively from $11.4 million for Q4 F2021 and $46.8 million for F2021. Cash was negatively impacted as a result of one of our largest partners having a one-time migration of their payment system, which caused a delay in payment and pushed it into the following quarter. This payment has been subsequently received. Had it not been for that, our cash balance would have been approximately $72 million.
•A quarterly dividend of CAD$0.08 per outstanding common share was paid in Q4 F2022.
Notes:
(1)Adjusted Revenue and Adjusted EBITDA are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of the F2022 MD&A for further discussion of these measures and the “Results of Operations” section of this MD&A for reconciliation to the nearest IFRS measure.
(2)Q4 F2021 and F2021 revenue on an as-if combined basis includes the combined revenue of Absolute and NetMotion for Q4 F2021 and F2021, as if the acquisition of NetMotion occurred on July 1, 2020. Revenue attributable to Absolute Software is reported under IFRS and revenue attributable to NetMotion is reported under US GAAP. The amount does not include US GAAP to IFRS adjustments, which are deemed immaterial.

(3)June 30, 2021 ARR on an as-if combined basis combines the historical ARR of Absolute and NetMotion at June 30, 2021, as if the acquisition of NetMotion occurred on July 1, 2020.
(4)Total ARR and Net Dollar Retention are key metrics. Refer to the “Use of non-IFRS measures and key metrics” section of this MD&A for further discussion of these measures.

Selected Quarterly Information
USD millions, except percentages, number of shares, and per share amounts

	Q4 F2022	Q4 F2021	Change	YTD F2022	YTD F2021	Change
Revenue
Cloud and subscription services	$50.0	$29.9	67%	$187.5	$112.5	67%
Managed professional services	1.0	1.0	—%	4.0	4.6	(13%)
Recurring revenue(1)	$51.0	$30.9	65%	$191.5	$117.1	64%
Other(1)	1.5	0.9	67%	5.8	3.7	57%
Total revenue	$52.5	$31.8	65%	$197.3	$120.8	63%

Adjusted Revenue(2)	$54.0	$31.8	70%	$210.4	$120.8	74%

Total annual recurring revenue (“ARR”)(3)	$209.5	$123.4	70%

Net (loss) income	$(5.3)	$(3.0)	77%	$(24.5)	$3.7	(762%)
Per share – basic	(0.10)	(0.06)		(0.49)	0.08
Per share – diluted	(0.10)	(0.06)		(0.49)	0.07
As a percentage of revenue	(10%)	(9%)		(12%)	3%

Adjusted EBITDA(2)	$15.4	$8.0	93%	$55.8	$31.9	75%
As a percentage of Adjusted Revenue	29%	25%		27%	26%

Cash from operating activities	$8.7	$11.4	(24%)	$39.8	$46.8	(15%)

Dividends paid	$3.1	$3.3	(6%)	$12.6	$12.0	5%
Per share (CAD)	0.08	0.08		0.32	0.32

As at				June 30, 2022	June 30, 2021	Change
Cash, cash equivalents, and short-term investments				$64.0	$140.5	(54%)
Total assets				555.6	232.6	139%
Deferred revenue(4)				210.5	160.2	31%
Total non-current financial liabilities(5)				271.4	9.0	2916%
Common shares outstanding (millions)				51.1	49.6	3%
Notes:
(1)Recurring revenue represents revenue derived from cloud services, term-based subscription licenses, maintenance services and recurring managed professional services. Other revenue represents revenue derived from perpetual software licenses, non-recurring professional services and ancillary product lines, including consumer products.
(2)Adjusted Revenue, Adjusted EBITDA, and Adjusted EBITDA as a percentage of Adjusted Revenue are non-IFRS measures. Refer to the “Use of non-IFRS measures and key metrics” section of the F2022 MD&A for further discussion of these measures.
(3)Total ARR is a key metric. Refer to the “Use of non-IFRS measures and key metrics” section of the F2022 MD&A for further discussion of this measure.
(4)Deferred revenue includes current and non-current amounts.
(5)Total non-current financial liabilities include non-current portion of lease liabilities and long-term debt.

Q4 F2022 Business Highlights
Business and organizational developments:
•In April, we launched operations in Australia and New Zealand, as well as expanded operations across Europe, the Middle East and Africa (EMEA), as a result of continued demand for our intelligent, self-healing security solutions.
•In May, we were named the winner of a Bronze Stevie® Award, part of the 20th Annual American Business Awards®, in the category of Company of the Year - Computer Software.
•In June, we were named the winner of two Global InfoSec Awards by Cyber Defense Magazine (CDM) for ‘Most Comprehensive Endpoint Security’ and ‘Market Leader - Zero Trust at RSAC.’
•In June, Absolute completed a reorganization to consolidate and integrate NetMotion Software, Inc. (“NetMotion”) into Absolute creating a more efficient operating structure going forward.
Product and service highlights:
•In Q4, we reached 13.6 million active endpoints across our global customer base – an increase of 18% year over year.
•In Q4, we added 11 mission-critical applications to our Application Persistence™ ecosystem, including BlackBerry CylancePROTECT® and Ivanti Neurons for Unified Endpoint Management (UEM), enabling joint Absolute Resilience™ customers to ensure they remain healthy and undeletable.
•In April, we delivered enhancements to our Secure Access product portfolio, including self-healing Zero Trust Network Access (ZTNA); a resilient deployment architecture; and expanded network and ZTNA policy intelligence.
•In April, we launched Absolute Ransomware Response, enabling customers with the capabilities and services needed to strengthen ransomware preparedness and accelerate endpoint recovery.

Partner and other highlights:
•In Q4, we partnered with Lenovo to launch Lenovo Smart Lock Services, powered by Absolute, and the Lenovo Commercial Vantage Program.
•In April, we named Orca Tech as Australia and New Zealand distributor, as well as appointed new sales leadership, to accelerate growth and awareness in the region.
•In June, we announced Ericom, Utopic, and WinMagic® as new partners leveraging Absolute Application Persistence-as-a-Service (APaaS) to strengthen resiliency of their endpoint applications.
•In June, we published ‘The Value of Zero Trust in a Work-from-Anywhere World’ report, revealing the increased risk exposure organizations face amid the shift to distributed and hybrid work.

F2022 Business Highlights

Business and organizational developments:
•In July 2021, we completed the acquisition of NetMotion.
•In F2022, we made key executive appointments, including Ron Fior as Interim Chief Financial Officer (CFO), Peter Chess as General Counsel and John Herrema as Executive Vice President of Product and Strategy. In addition, Andre Mintz joined our Board of Directors.
•In F2022, we were featured as a Representative Vendor in the Gartner "Market Guide for Zero Trust Network Access” (ZTNA) report.
•In F2022, we were recognized as a winner or finalist in 13 award programs - including BC Tech’s ‘Technology Impact Awards,’ G2’s 2022 Best Software Awards, the CRN® 2022 Partner Program Guide, and the Gartner Peer Insights Customer Choice Awards - and were named a Leader in the G2 Summer 20022 Grid® Report for Endpoint Management for the 10th consecutive quarter.
Product and service highlights:
•In F2022, we grew the total number of mission-critical applications in our Application Resilience library to more than 60.
•In F2022, we launched Application Persistence-as-a-Service (APaaS) – empowering ISVs and system manufacturers to leverage Absolute’s firmware-embedded, self-healing device connection to strengthen the resiliency of their mission-critical applications. We also announced APaaS partnerships with leading ISVs including Plurilock, Smart Eye Technology, Ericom, WinMagic, and Utopic Software.
•In F2022, we continued to deliver a steady cadence of product innovations, including:
◦The first combined product milestone following our acquisition of NetMotion, with the launch of the industry’s first self-healing Zero Trust platform.
◦Absolute Insights™ for Endpoints and Networks, enabling customers to analyze critical performance metrics spanning endpoints, users, applications, and network connections.
◦Enhancements to our Secure Endpoint product portfolio, including the Absolute DataExplorer™ tool and enhanced geolocation capabilities.

◦Critical certifications for our Secure Access product line, including Common Criteria Evaluation Assurance Level (EAL) 4+ - the highest certification level recognized under the Common Criteria program for software products - and the completion of a System and Organizational Controls (SOC 2) Type I audit.
◦A new K-12 offering, Absolute Resilience for Student Devices, enabling education IT teams with critical capabilities to better manage and secure 1:1 device programs.
 Partner and other highlights:
•In F2022, Absolute continued to be included as a key component in the global security portfolios of Dell, Lenovo, and HP.
◦Named as a strategic security partner by Lenovo in the launch of their global ‘Everything-as-a-Service’ strategy and Lenovo Smart Lock Services.
◦Partnered with HP to launch a successful retail bundle on QVC in North America and turn on factory activation for consumer devices in EMEA.
•In F2022, we continued to scale our business in international markets, appointing the Nuvias Group as distributor in the DACH region, expanding on the previous distribution agreements in the UK and Benelux.
•In F2022, AT&T named our Secure Access platform as a key solution helping to power FirstNet®, the only nationwide network built for America’s first responders.
F2023 Financial Outlook
The Company’s financial outlook for its 2023 fiscal year (July 1, 2022 – June 30, 2023) is as follows(1):
•Full-year F2023 adjusted revenue(2) is expected to be in the range of $241.5 million to $246.5 million; this equates to a full-year F2023 adjusted revenue growth of approximately 14.8% to 17.1% (3).
•Full-year F2023 Adjusted EBITDA(2) margin, calculated on adjusted revenue, is expected to be in the range of 21.0% to 24.0%.
Notes:
1.The Company does not provide a reconciliation of forward-looking non-IFRS financial measures to the most directly comparable IFRS financial measure because it is unable to predict certain items contained in the IFRS measures without unreasonable efforts.
2.Adjusted revenue and adjusted EBITDA are non-IFRS measures. Please refer to “Use of non-IFRS measures and key metrics” section in this earnings release or our most recent MD&A for further discussion of these measures.

The foregoing outlook and expectations constitute forward-looking statements and financial outlook and are qualified in their entirety by the “Forward-Looking Statements” cautionary statement below. The purpose of this financial outlook is to provide readers with disclosure regarding management’s current reasonable expectations and plans for F2023. Readers are cautioned that this financial outlook may not be appropriate for other purposes.
Quarterly Dividend
On July 20, 2022, we declared a quarterly dividend of CAD$0.08 per share on our common shares, payable in cash on August 26, 2022 to shareholders of record at the close of business on August 11, 2022.
Quarterly Filings and Related Quarterly Financial Information
Management’s Discussion and Analysis (“MD&A”) and Consolidated Financial Statements and the notes thereto for the fiscal period ended June 30, 2022 can be obtained today from Absolute’s corporate website at www.absolute.com. The documents will also be available under Absolute’s SEDAR profile at www.sedar.com and on EDGAR at www.sec.gov. Additionally, the Company today will publish on the Investor Relations section of its website (www.absolute.com/company/investors/) a Q4 F2022 Earnings Presentation and a dashboard of Selected Operating and Financial Metrics.
Conference Call
Absolute Software will host a conference call on Tuesday, August 23, 2022 at 5:00 p.m. Eastern Time (2:00 p.m. Pacific Time) to discuss its results and business outlook. The call will be accessible by dialing

1-844-763-8274 or 1-412-717-9224; participants should ask to join the Absolute Software call. A live audio webcast of the conference call will also be available via the Absolute Investor Relations website.
The conference call will be archived for replay until Tuesday, August 30, 2022. To access the archived conference call, please dial 855-669-9658 or 1-877-344-7529 and enter the reservation code 4165976. To access the replay using an international dial-in number, please use this link. An archived replay of the audio webcast will be available for one year.
About Absolute Software
Absolute Software (NASDAQ: ABST) (TSX: ABST) is the only provider of self-healing, intelligent security solutions. Embedded in more than half a billion devices, Absolute is the only platform offering a permanent digital connection that intelligently and dynamically applies visibility, control and self-healing capabilities to endpoints, applications, and network connections - helping customers to strengthen cyber resilience against the escalating threat of ransomware and malicious attacks. Trusted by more than 17,000 customers, G2 recognized Absolute as a leader for the tenth consecutive quarter in the Summer 2022 Grid® Report for Endpoint Management and as a high performer in the G2 Grid Report for Zero Trust Networking.
©2022 Absolute ©2022 Absolute Software Corporation. All rights reserved. ABSOLUTE, the ABSOLUTE logo, and NETMOTION are registered trademarks of Absolute Software Corporation. Other names or logos mentioned herein may be the trademarks of Absolute or their respective owners. The absence of the symbols ™️ and ® in proximity to each trademark, or at all, herein is not a disclaimer of ownership of the related trademark.

CONTACT:

Investor Relations
Joo-Hun Kim
IR@absolute.com
212-868-6760

Media Relations
Becki Levine
press@absolute.com
858-524-9443

Use of non-IFRS measures and key metrics
Throughout this press release we refer to a number of measures and metrics which we believe are meaningful in the assessment of the Company’s performance. Many of these measures and metrics do not have any standardized meaning under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and are unlikely to be comparable to similarly titled measures reported by other companies. Readers are cautioned that the disclosure of these items is meant to add to, and not replace, the discussion of financial results or cash flows from operations as determined in accordance with IFRS.
The purpose of these non-IFRS measures and key metrics is to provide supplemental information that may prove useful to readers who wish to consider the impact of certain non-cash or non-recurring items on the Company’s operating performance, and assist in comparison of our operating results over historical periods. Supplementing IFRS disclosures with non-IFRS measures outlined below provides management with an additional view of operational performance by excluding expenses that are not directly related to performance in any particular period. Management uses both IFRS and non-IFRS measures when planning, monitoring and evaluating the Company’s performance.
These measures and metrics are as follows:

Key Metrics

a)Total ARR, Net Dollar Retention, and New Logo ARR
As the majority of our customer contracts are sold under prepaid multi-year term licenses, there is typically a significant lag between the timing of the invoice and the associated revenue recognition. As a result, we focus on the annualized recurring value of all active contracts, measured by Annual Recurring Revenue (“ARR”), as an indicator of our future recurring revenues. ARR includes multi-year and short-term subscriptions for cloud-based services, as well as managed professional services and professional services with terms greater than one year. Both multi-year contracts and contracts with terms less than one year are annualized by dividing the total committed contract value by the number of months in the subscription term and then multiplying by twelve. We believe that increases in the amount of New Logo ARR, and improvement in our Net Dollar Retention, will accelerate the growth of Total ARR and, in turn, our future revenues. We provide these metrics as they are used to manage the business, however we believe there is no similar measure under IFRS to which they would be reconciled.
Total ARR is a key metric and measures the aggregate annualized recurring revenues of all active contracts at the end of a reporting period, and therefore is an indicator of our future revenue streams. Total ARR will change over a period through the retention, attrition and expansion of existing customers and the acquisition of new customers.
Net Dollar Retention (previously “Net ARR Retention”) is a key metric and measures the percentage increase or decrease in Total ARR at the end of a year for customers that comprised Total ARR at the beginning of the year. This metric provides insight into the effectiveness of our activities to retain and expand the ARR of our existing customers.
New Logo ARR (previously “ARR from New Customers”) is a key metric and measures the addition to Total ARR from sales to new customers during a period.

Non-IFRS Measures

a)Adjusted Revenue
Adjusted Revenue is defined as revenue, excluding fair value adjustments relating to acquired deferred revenue. In connection with the acquisition of NetMotion, NetMotion’s deferred revenue was written down to its fair value at the acquisition date. As a result, related revenue in the post acquisition period does not reflect the full amount of revenue that would otherwise be recognized. We believe excluding fair value adjustments relating to deferred revenue provides a useful measure of the Company’s performance as it allows for comparability across future periods, where revenue recognized would reflect the transaction price, without acquisition-related fair value adjustments.
b)Adjusted Gross Margin and Gross Margin %
Adjusted Gross Margin is defined as gross margin, adjusted for depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, and non-

recurring items. Adjusted Gross Margin % is defined as Adjusted Gross Margin, as a percentage of Adjusted Revenue.
c)Adjusted Operating Expenses
Adjusted Operating Expenses is defined as sales and marketing expense, research and development expense, and general and administrative expense, excluding depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, and non-recurring items.
d)Adjusted Earnings before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”)
As of June 30, 2022, we have updated our definition of Adjusted EBITDA to separately identify adjustments for acquisition and integration costs, litigation costs and impairment losses. In prior periods, adjustments for acquisition, integration and litigation costs were included within ‘non-recurring items’. This change was made to provide users with more relevant, disaggregated information for certain costs which we believe to be outside of our core business activities. We believe this change will result in improved period over period comparability. There were no changes to our Adjusted EBITDA for the current period and comparative periods as a result of this change in definition.
Adjusted EBITDA is defined as net income before interest income or expense, income taxes, depreciation and amortization, foreign exchange gains or losses, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission expense, restructuring or reorganization charges and post-retirement benefits, acquisition and integration costs, litigation costs, impairment losses, and non-recurring items.
We believe Adjusted EBITDA provides a useful measure of the Company’s performance, as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.
Adjusted EBITDA has limitations as an analytical tool, and it should not be considered in isolation or as a substitute for analysis of other IFRS financial measures. Some of the limitations of Adjusted EBITDA are that it excludes recurring expenses for interest payments, does not reflect the dilution that results from share-based compensation, and does not reflect the cost to replace amortized property and equipment and right-of-use assets. It may be calculated differently by other companies in our industry, limiting its usefulness as a comparative measure.

Reconciliation of non-IFRS measures from IFRS measures are presented below.
Adjusted Revenue

(USD millions)	Q4 F2022	Q4 F2021	F2022	F2021
Revenue	$52.5	$31.8	$197.3	$120.8
Adjustments:
Fair value adjustments relating to acquired deferred revenue	1.5	—	13.1	—
Adjusted Revenue	$54.0	$31.8	$210.4	$120.8

Adjusted Gross Margin

(USD millions)	Q4 F2022	Q4 F2021	F2022	F2021
Gross margin	$42.8	$27.3	$160.5	$104.9
Adjustments:
Depreciation and amortization(1)	2.8	0.2	11.3	0.7
Share-based compensation	0.6	0.3	2.1	1.3
Fair value adjustments relating to acquired deferred revenue	1.5	—	13.1	—
Adjusted Gross Margin	$47.7	$27.8	$187.0	$106.9
Adjusted Gross Margin %	88%	87%	89%	88%

Adjusted Operating Expenses

(USD millions)	Q4 F2022	Q4 F2021	F2022	F2021
Total Operating Expense	$40.7	$32.1	$167.7	$99.3
Adjustments:
Depreciation and amortization(1)	(3.4)	(1.2)	(13.9)	(5.1)
Share-based compensation	(3.5)	(2.1)	(14.6)	(9.1)
Fair value adjustments relating to acquired deferred commission	0.2	—	1.8	—
Acquisition and integration costs	(1.6)	(9.0)	(8.2)	(9.0)
Litigation costs	(0.2)	—	(1.6)	(1.1)
Adjusted Operating Expense	$32.2	$19.8	$131.2	$75.0
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.

Adjusted EBITDA

(USD millions)	Q4 F2022	Q4 F2021	F2022	F2021
Net (loss) income	$(5.3)	$(3.0)	$(24.5)	$3.7
Adjustments:
Depreciation and amortization(1)	6.2	1.4	25.2	5.7
Share-based compensation	4.1	2.4	16.7	10.5
Interest expense	5.2	0.1	20.7	0.6
Foreign exchange (gain) loss	(0.1)	0.1	0.3	0.7
Income tax (recovery) expense	2.2	(2.0)	(3.7)	0.6
Fair value adjustments relating to acquired deferred revenue	1.5	—	13.1	—
Fair value adjustments relating to acquired deferred commission	(0.2)	—	(1.8)	—
Acquisition and integration costs	1.6	9.0	8.2	9.0
Litigation costs	0.2	—	1.6	1.1
Adjusted EBITDA	$15.4	$8.0	$55.8	$31.9
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.

Forward-Looking Statements
This press release contains certain forward-looking statements and forward-looking information, as defined under applicable securities laws, including, without limitation, the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”), which relate to future events or Absolute’s future business, operations, and financial performance and condition. Forward-looking statements normally contain words like “will”, “intend”, “anticipate”, “could”, “should”, “may”, “might”, “expect”, “estimate”, “forecast”, “plan”, “potential”, “project”, “assume”, “contemplate”, “believe”, “shall”, “scheduled”, and similar terms and, within this press release, include, without limitation: the information under the heading “F2022 Financial Outlook”, statements regarding the NetMotion acquisition and integration, statements regarding Absolute’s market opportunity and ability to accelerate growth and expectations of ARR, and any statements (express or implied) respecting: Absolute’s future plans, strategies, and objectives, including plans, strategies, and objectives arising out of the COVID-19 pandemic or related to the NetMotion (as defined below) acquisition; projected revenues, expenses, margins, and profitability; future trends, opportunities, challenges, and growth in Absolute’s industry; the impacts of the COVID-19 pandemic on Absolute’s business, operations, prospects, and financial results (including, without limitation, greater/continued remote working and/or distance learning); the increase in volume and range of data breaches and cyber threats; the anticipated operational, financial, and competitive benefits, and synergies of the NetMotion acquisition; Absolute’s ability to grow revenue by selling to new customers and increasing subscriptions with existing customers; Absolute’s ability to renew customers’ subscriptions; Absolute’s ability to maintain and enhance its competitive advantages within its industry and in certain markets; Absolute’s ability to remain compatible with existing and new PC and other device operating systems; the maintenance and development of Absolute’s PC OEM and other channel partner networks; existing and new product functionality and suitability; Absolute’s product and research and development strategies and plans; Absolute’s business development strategies and plans; Absolute’s privacy and data security controls; the seasonality of future revenues and expenses; Absolute’s ability to meet its commitments under and remain in compliance with its Term Loan Facility (a defined below); the future availability of working capital and any required financing; future dividend issuances or increases; the addition and retention of key personnel; increases to brand awareness and market penetration; future corporate, asset, or technology acquisitions; strategies respecting intellectual property protection and licensing; active and potential future litigation or product liability; future dividend issuances or increases; future fluctuations in applicable tax rates, foreign exchange rates, and/or interest rates; the future availability of tax credits; Absolute’s foreign operations; expenses, regulatory obligations, and/or legal exposures as a result of its SEC registration and Nasdaq listing; changes and planned changes to accounting policies and standards and their respective impact on Absolute’s financial reporting; Absolute’s environmental, social, and governance initiatives; macroeconomic uncertainty, including inflationary pressures and risks of economic recession; foreign exchange fluctuations macroeconomic uncertainty, including inflationary pressures and risks of economic recession; foreign exchange fluctuations; the continued effectiveness of Absolute’s accounting policies and internal controls over financial reporting; and other aspects of Absolute’s strategies, operations or operating results. Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and to allow investors and others to get a better understanding of Absolute’s anticipated financial position, results of operations, and operating environment. Readers are cautioned that such information may not be appropriate for other purposes.
Forward-looking statements are not guarantees of future performance, actions, or developments and are based on expectations, assumptions and other factors that management currently believes are relevant, reasonable, and appropriate in the circumstances. The material expectations, assumptions, and other factors used in developing the forward-looking statements set out herein include or relate to the following, without limitation: Absolute will be able to successfully execute its plans, strategies, and objectives; Absolute will be able to successfully manage cash flow, operating expenses, interest expenses, capital expenditures, and working capital and credit, liquidity, ARR and market risks; Absolute will be able to leverage its past, current, and planned investments to support growth and increase profitability; Absolute will be able to successfully manage the impacts of COVID-19 on its business, operations, prospects, and financial results; there will continue to be a trend toward mobile computing and remote working and/or distance learning, in the short, medium, and/or long-term, and resulting demand for Absolute’s solutions; Absolute will be able to successfully integrate NetMotion’s operations and realize the expected benefits to Absolute and synergies from the acquisition; Absolute will transition the NetMotion customer agreements to recurring cloud subscriptions; the Absolute-NetMotion combined company’s financial profile will align with Absolute’s forecasts; Absolute will be able to implement its plans, forecasts, and other expectations with respect to the NetMotion acquisition and realize expected synergies; Absolute will be able to grow revenue by selling to new customers and increasing subscriptions with existing customers at or above the rates currently anticipated; Absolute will be able to renew customers’ subscriptions efficiently and cost effectively; Absolute will maintain and enhance its competitive advantages within its industry and certain markets; Absolute will keep pace with or outpace the growth, direction, and technological advancement in its industry; Absolute will be able to adapt its technology to be compatible with changes to existing and new PC and other device operating systems; Absolute will be able to maintain and develop its PC OEM and other channel partner networks; Absolute’s current and future (if any) PC OEM partners will continue to permit embedding of its firmware technology and/or provide distribution and resale support; Absolute’s business development strategies and plans (including, without limitation, enhanced data intelligence, Application Persistence™, and APaaS (as defined below)) will be successful as currently expected; Absolute will be able to maintain or grow its sales to education customers; Absolute’s existing and new products will function as intended and will be suitable for the intended end users; Absolute will be able to design, develop, and release new products, features, and services and enhance its existing products and services; Absolute will obtain FedRAMP (as defined below) certification and achieve greater penetration into government markets; Absolute will be able to protect against the improper disclosure of data it may process, store, and/or manage; Absolute’s revenues will not become subject to increased seasonality; Absolute will meet its commitments under and remain in compliance with its Term Loan Facility; future financing will be available to Absolute on favourable terms, if and when required; Absolute will be in a financial position to issue dividends in the future; fluctuations in applicable tax rates, foreign exchange rates, and interest rates will not have a material impact on Absolute; certain tax credits will remain or become available to Absolute; Absolute will be able to attract and retain key personnel; Absolute will be successful in its brand awareness and other marketing initiatives; Absolute will be able to successfully integrate businesses, intellectual property, products, personnel, and/or technologies that it may acquire; Absolute will be able to maintain and enhance its intellectual property portfolio; Absolute’s protection of its intellectual property is and will be sufficient and its technology does not and will not materially infringe third-party intellectual property rights; Absolute will be able to obtain any necessary third-party licenses on favourable terms; Absolute will not become involved in material litigation or subject to material adverse judgments, damages awards, or regulatory sanctions; Absolute will be able to successfully manage the additional expenses, regulatory obligations, and legal exposures resulting from its SEC registration and Nasdaq listing; Absolute will not face any material unexpected costs related to product liability or warranties; foreign jurisdictions will not impose unexpected risks; Absolute’s environmental, social, and governance initiatives will deliver positive outcomes; economic and market conditions (including, without limitation, as affected by the COVID-19 pandemic) will not impose unexpected risks or challenges; and Absolute will maintain or enhance its accounting policies and standards and internal controls over financial reporting.
Although management believes that the forward-looking statements herein are reasonable, actual results could be substantially different due to the risks and uncertainties associated with and inherent to Absolute’s business, including the following risks (as more particularly described and referred to in the “Risk and Uncertainties” section of Absolute’s Q4 F2022 MD&A: that Absolute may not be able to accurately predict its rate of growth and profitability; ARR provides no assurance that actual events will meet the Company’s or management’s expectations; Absolute’s dependence on PC OEMs for embedding its firmware technology; Absolute’s reliance on its PC OEM and other distribution, resale, and other channels; risks related to the COVID-19 pandemic and its impact on Absolute; that Absolute may not be able to successfully integrate NetMotion’s operations; that Absolute may be unable implement its plans, forecasts, and other expectations for the NetMotion acquisition as anticipated, or at all, to realize the expected synergies from the NetMotion acquisition; that the Absolute-NetMotion combined company will not have the projected financial profile and will not experience the expected financial benefits and synergies; that the NetMotion acquisition and integration will disrupt Absolute’s business; that Absolute may be unable to attract new customers or maintain its existing customer base or grow or upgrade the services provided to these customers; that customers may not renew or expand their existing commercial relationship with Absolute; that Absolute may be unable to adapt its technology to be compatible with new operating systems; that Absolute’s business development activities will not advance and deliver the benefits as currently anticipated; that changing buying patterns in the education vertical may adversely impact Absolute’s business; that changing contracting or fiscal policies of government organization may adversely affect Absolute’s business and operations; that changes in macroeconomic conditions may harm our growth strategies and business prospects; that Absolute will not achieve FedRAMP certification, on the timeline currently expected or at all, which may hinder its ability to achieve greater penetration into government markets; risks relating to the evolving nature of the market for Absolute’s products; that Absolute’s software services may contain errors, vulnerabilities, or defects; that Absolute could suffer security breaches impacting the data that Absolute processes and otherwise handles; other risks associated with data security, privacy controls, and hacking; that Absolute’s reputation may be damaged, and its financial results negatively affected, if its internal networks, systems, or data are perceived to have been compromised; that customers may expose Absolute to potential violations of applicable privacy laws; that Absolute’s focus on larger enterprise customers could result in greater costs, less favourable commercial terms, and other adverse impacts to Absolute; risks associated with any failure by Absolute to successfully promote and protect its brands; risks associated with cyclical business impacts on Absolute; Absolute may fail to meet its commitments under or remain in compliance with its Term Loan Facility, which could allow the lenders to accelerate the repayment of the debt or seek other remedies under the Term Loan Facility; future financing that may be required may not be available on favourable terms; risks associated with the competition Absolute faces within its industry; that industry data and projections are inaccurate and unreliable; that Absolute’s research and development efforts may not be successful; risks resulting from interruptions or delays from third-party hosting facilities; that Absolute’s business may suffer if it cannot continue to protect its intellectual property rights; that Absolute may be unable to obtain patent or other proprietary or statutory protection for new or improved technologies or products; risks related to Absolute’s technology incorporating certain “open source” software; that Absolute may be unable to maintain technology licenses from third parties; risks related to fluctuating foreign exchange rates; that the price of Absolute’s common shares may be subject to wide fluctuations; risks related to Absolute’s SEC registration and Nasdaq listing; that Absolute is reliant on its key personnel; that Absolute may be subject to litigation or other dispute resolution from time-to-time; that Absolute may become subject to material adverse judgments, damages awards, or regulatory sanctions; risks related to Absolute’s foreign operations; that Absolute may be unable to successfully manage and/or integrate any future acquisitions; risks related to Absolute’s amortization of revenue over the term of its customer subscriptions including future ARR impact indicating future potential annualized revenue impact; risks related to Absolute’s reliance on its reseller and other partners for billings; that Absolute may reduce or eliminate its periodic dividend payments in the future; income tax related risks; that Absolute may not currently have or maintain adequate insurance coverages for the risks associated with its business; that Absolute may become subject to product liability claims; risks related to Absolute’s reliance on copyrights, trademarks, trade secrets, and confidentiality procedures and similar contractual provisions; risks related to economic, market, and political volatility and uncertainty; and Absolute will not be able to maintain or enhance its accounting policies and standards and internal controls over financial reporting.. Additional material risks and uncertainties applicable to the forward-looking statements herein include, without limitation, unforeseen events, developments, or factors causing any of the aforesaid expectations, assumptions, and other factors ultimately being inaccurate or irrelevant. Many of these factors are beyond the control of Absolute.
All forward-looking statements included in this press release are expressly qualified in their entirety by these cautionary statements. The forward-looking statements contained in this press release are made as at the date hereof and Absolute undertakes no obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by applicable securities laws.

ABSOLUTE SOFTWARE CORPORATION Consolidated Statements of Financial Position (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	June 30, 2022	June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$63,669	$140,166
Short-term investments	360	360
Trade and other receivables	52,722	24,113
Income tax receivable	1,029	628
Prepaid expenses and other	9,086	5,802
Contract acquisition assets – current	9,518	8,253
	136,384	179,322
Property and equipment	5,195	4,629
Right-of-use assets	9,456	9,967
Deferred income tax assets	39,428	31,339
Contract acquisition assets	6,213	6,271
Intangible assets	117,537	—
Goodwill	240,755	1,100
Other assets	650	—
	$555,618	$232,628

Liabilities
Current liabilities:
Trade and other payables	$32,627	$34,116
Income tax payable	2,143	20
Lease liabilities – current	4,069	2,908
Long-term debt – current	1,632	—
Deferred revenue – current	133,852	93,303
	174,323	130,347
Lease liabilities	7,210	8,960
Long-term debt	264,230	—
Deferred revenue	76,619	66,879
Deferred income tax liabilities	30,037	—
	552,419	206,186
Shareholders’ Equity
Share capital	160,951	151,521
Equity reserve	51,333	46,489
Treasury shares	(264)	(264)
Accumulated other comprehensive (loss) income	(207)	188
Deficit	(208,614)	(171,492)
	3,199	26,442
	$555,618	$232,628

ABSOLUTE SOFTWARE CORPORATION
Consolidated Statements of Operations and Comprehensive (Loss) Income
(Unaudited)
(Expressed in thousands of United States dollars, except number of shares and per share amounts)

	Three months ended June 30,		Years ended June 30,
	2022	2021	2022	2021
Revenue	$52,527	$31,777	$197,311	$120,784
Cost of revenue	9,749	4,480	36,775	15,869
Gross margin	42,778	27,297	160,536	104,915

Operating expenses
Sales and marketing	19,325	11,812	79,164	45,584
Research and development	10,826	5,935	44,775	23,264
General and administration	10,618	14,423	43,742	30,438
	40,769	32,170	167,681	99,286

Operating (loss) income	2,009	(4,873)	(7,145)	5,629

Other (expense) income
Interest income	5	2	8	50
Interest expense	(5,260)	(156)	(20,703)	(632)
Foreign exchange gain (loss)	144	(103)	(333)	(690)
	(5,111)	(257)	(21,028)	(1,272)

Net (loss) income before income taxes	(3,102)	(5,130)	(28,173)	4,357

Income tax recovery (expense)	(2,235)	2,124	3,688	(625)
Net (loss) income	$(5,337)	$(3,006)	$(24,485)	$3,732

Items that may be reclassified subsequently to profit or loss
Unrealized (loss) gain on derivatives, net of tax	(8)	(273)	(211)	188
Foreign currency translation	(121)	—	(184)	—
Total comprehensive (loss) income	$(5,466)	$(3,279)	$(24,880)	$3,920

Basic net (loss) income per common share	$(0.10)	$(0.06)	$(0.49)	$0.08
Diluted net (loss) income per common share	$(0.10)	$(0.06)	$(0.49)	$0.07

Weighted average number of common shares outstanding
Basic	51,067,421	49,533,517	50,381,336	47,131,785
Diluted	51,067,421	49,533,517	50,381,336	49,916,511

ABSOLUTE SOFTWARE CORPORATION Consolidated Statements of Changes in Shareholders’ Equity (Unaudited) (Expressed in thousands of United States dollars, except number of shares)

	Share Capital
	Number of Common shares	Amount	Equity reserve	Treasury shares	Accumulated Other Comprehensive (Loss) Income	Deficit	Total
Balance, June 30, 2020	42,535,495	$81,890	$38,524	$(264)	$—	$(163,212)	$(43,062)
Shares issued for cash	6,272,727	69,000	—	—	—	—	69,000
Share issuance cost	—	(4,228)	—	—	—	—	(4,228)
Shares issued on stock option exercise	106,844	805	(149)	—	—	—	656
Shares issued under Employee Share Ownership Plan ("ESOP")	68,089	512	—	—	—	—	512
Shares issued under Performance and Restricted Share Unit plan ("PRSU")	590,674	3,542	(4,781)	—	—	—	(1,239)
Share-based compensation	—	—	8,539	—	—	—	8,539
Cash dividends	—	—	—	—	—	(12,012)	(12,012)
Unrealized gain on derivatives, net of tax	—	—	—	—	188	—	188
Tax deduction on share-based compensation	—	—	4,356	—	—	—	4,356
Net income	—	—	—	—	—	3,732	3,732
Balance, June 30, 2021	49,573,829	$151,521	$46,489	$(264)	$188	$(171,492)	$26,442
Shares issued on stock option exercise	253,702	1,572	(198)	—	—	—	1,374
Shares issued under ESOP	94,697	853	—	—	—	—	853
Shares issued under PRSU	1,189,541	7,441	(10,678)	—	—	—	(3,237)
Share-based compensation	—	—	17,555	—	—	—	17,555
Cash dividends	—	—	—	—	—	(12,637)	(12,637)
Unrealized loss on derivatives, net of tax	—	—	—	—	(211)	—	(211)
Tax deduction on share issuance costs	—	(436)	—	—	—	—	(436)
Tax deduction on share based compensation	—	—	(1,835)	—	—	—	(1,835)
Foreign currency translation	—	—	—	—	(184)	—	(184)
Net loss	—	—	—	—	—	(24,485)	(24,485)
Balance, June 30, 2022	51,111,769	$160,951	$51,333	$(264)	$(207)	$(208,614)	$3,199

ABSOLUTE SOFTWARE CORPORATION Consolidated Statements of Cash Flows (Unaudited) (Expressed in thousands of United States dollars)

	Three months ended June 30,		Years ended June 30,
	2022	2021	2022	2021
Cash from (used in):
Operating activities:
Net (loss) income	$ (5,337)	$ (3,006)	$ (24,485)	$ 3,732
Items not involving cash:
Depreciation of property and equipment	823	740	3,398	3,220
Amortization of right-of-use assets	928	727	3,692	2,486
Amortization of acquired intangible assets	4,441	—	18,063	—
Amortization of contract acquisition assets	2,649	2,912	13,804	10,980
Share-based compensation	4,097	2,406	16,677	10,359
Current and deferred income taxes	(1,738)	(3,542)	(10,241)	(3,679)
Gain on early termination of operating leases	—	(26)	—	(26)
Interest	5,188	117	20,385	515
Unrealized foreign exchange (gain) loss	(106)	90	(41)	654
Changes in non-cash operating working capital:
Trade and other receivables	(13,552)	1,308	(17,100)	4,877
Income tax receivable	1,078	175	738	(516)
Prepaid expenses and other	(407)	(279)	(3,562)	(1,692)
Contract acquisition assets	(3,125)	(3,018)	(15,011)	(12,159)
Trade and other payables	(4,262)	9,348	(3,337)	10,869
Income tax payable	1,832	—	2,011	(363)
Deferred revenue	16,144	3,491	34,801	17,579
Cash from operating activities	8,653	11,443	39,792	46,836

Investing activities:
Purchase of property and equipment	(960)	39	(1,829)	(2,834)
Lease incentive received	—	—	—	68
Proceeds from maturities of short-term investments	—	—	—	17,027
Acquisition of NetMotion	—	—	(342,008)	—
Cash (used in) from investing activities	(960)	39	(343,837)	14,261

Financing activities:
Proceeds from public offering	—	—	—	69,000
Share issue costs	—	175	—	(5,323)
Dividends paid	(3,109)	(3,280)	(12,637)	(12,012)
Proceeds from exercise of stock options and ESOP	—	220	1,793	1,606
Tax remittances on share based compensation	(2,819)	—	(3,174)	(1,239)
Payment of lease liabilities	(1,117)	(787)	(3,991)	(2,788)
Proceeds from long-term debt	—	—	269,500	—
Transaction costs on long-term debt	—	—	(1,957)	—
Principal repayment of long-term debt	(688)	—	(2,750)	—
Interest payment of long-term debt	(4,834)	—	(18,875)	—
Cash (used in) from financing activities	(12,567)	(3,672)	227,909	49,244

Foreign exchange effect on cash	(172)	(14)	(361)	98
(Decrease) increase in cash and cash equivalents	(5,046)	7,796	(76,497)	110,439
Cash and cash equivalents, beginning of period	68,715	132,370	140,166	29,727
Cash and cash equivalents, end of period	$ 63,669	$ 140,166	$ 63,669	$ 140,166

Selected Operating & Financial Metrics | Q4 F2022
USD Thousands, except per share data

	F2022	Q4 F2022	Q3 F2022	Q2 F2022	Q1 F2022	F2021
ARR
Total ARR	209,546	209,546	202,890	195,577	187,445	123,411
yoy growth *	16.0%	16.0%	15.7%	15.4%	17.1%	13.9%
New Logo ARR	14,485	2,846	3,244	3,663	4,732	8,516
yoy growth *	33.5%	(13.7%)	5.3%	76.2%	97.9%	25.8%
yoy growth	70.1%	5.1%	27.0%	149.9%	164.4%	25.8%
Net Dollar Retention	108%	108%	107%	107%	109%	106%
# of Active Endpoints	13,615	13,615	13,565	13,336	12,506	11,577
yoy growth	17.6%	17.6%	17.2%	16.3%	18.0%	16.8%
TOTAL ARR BY VERTICAL
Enterprise & Government	162,957	162,957	158,068	150,632	143,877	81,982
yoy growth *	17.3%	17.3%	18.5%	16.5%	16.9%	10.7%
Education	46,589	46,589	44,822	44,945	43,569	41,429
yoy growth *	11.7%	11.7%	6.9%	11.9%	17.8%	20.9%
TOTAL ARR BY GEOGRAPHY
North America	163,791	163,791	159,220	155,334	150,916	102,656
yoy growth *	9.8%	9.8%	9.5%	9.4%	11.1%	9.7%
International	45,755	45,755	43,670	40,243	36,530	20,755
yoy growth *	45.0%	45.0%	46.1%	46.8%	51.0%	40.5%

REVENUE
Total Adjusted Revenue	210,431	54,001	54,477	52,939	49,014
yoy growth *	15.4%	12.7%	17.7%	16.7%	14.7%
Total Revenue	197,311	52,527	51,985	49,050	43,749	120,784
yoy growth	63.4%	65.3%	69.6%	64.3%	53.5%	15.4%
Recurring Revenue	191,555	51,025	50,505	47,642	42,383	117,048
% of revenue	97.1%	97.1%	97.2%	97.1%	96.9%	96.9%
yoy growth	63.7%	65.5%	70.1%	64.7%	53.6%	16.5%
Cloud Services	187,552	50,033	49,503	46,639	41,377	112,440
yoy growth	66.8%	67.8%	73.2%	68.6%	56.9%	16.7%
Managed Services	4,003	992	1,002	1,003	1,006	4,609
yoy growth	(13.1%)	(3.2%)	(10.3%)	(20.1%)	(16.9%)	10.4%
Other Revenue	5,756	1,502	1,480	1,408	1,366	3,736
% of revenue	2.9%	2.9%	2.8%	2.9%	3.1%	3.1%
yoy growth	54.1%	59.9%	54.5%	50.9%	50.8%	(10.2%)
Software License	746	203	173	194	176
yoy growth	100.0%	100.0%	100.0%	100.0%	100.0%
Other	5,010	1,299	1,307	1,214	1,190	3,736
yoy growth	34.1%	38.2%	36.5%	30.1%	31.5%	(10.2)%

OTHER METRICS
Adj. Gross Margin (non-IFRS)	187,005	47,668	48,385	47,045	43,908	106,863
Margin % **	89%	88%	89%	89%	90%	88%
Adj. EBITDA (non-IFRS)	55,791	15,420	13,785	13,785	12,801	31,867
Margin % **	26.5%	28.6%	25.3%	26.0%	26.1%	26.4%
Adj. EPS (non-IFRS)	0.41	0.08	0.10	0.13	0.09	0.46
Weighted avg # of shares outstanding - basic	50,381	51,067	50,728	50,073	49,673	47,132
Weighted avg # of shares outstanding - diluted ***	53,063	53,192	52,556	53,008	52,883	49,917
Cash From Operating Activities	39,792	8,653	17,046	14,731	(637)	46,836
yoy growth	(15%)	(24%)	134%	10%	(104%)	88%
Cash, cash equivalents, and short-term investments	64,029	64,029	69,075	61,596	55,869	140,526

yoy growth	(54%)	(54%)	(48%)	(53%)	(4%)	198%
Total Deferred Revenue	210,471	210,471	194,326	187,852	179,086	160,182
yoy growth	31%	31%	24%	22%	21%	12%

* Year over year growth for fiscal 2022 is calculated compared to an as-if combined basis for the same periods of the previous fiscal year.
** Margin % is calculated as a percentage of Adjusted Revenue.
*** Diluted weighted average number of common shares outstanding includes the dilutive effects of stock options, PSUs, and RSUs, for the purposes of determining Adjusted EPS. The amount may differ from diluted weighted average number of common shares outstanding disclosed in the Company’s financial statements, which excludes such dilutive securities when their effects are antidilutive.

We define Non-IFRS earnings per share ("Adjusted EPS") as diluted earnings (loss) per share adjusted for foreign exchange gain or loss, depreciation and amortization, share-based compensation expense, fair value adjustments relating to acquired deferred revenue, fair value adjustments relating to acquired deferred commission, restructuring or reorganization charges and post-retirement benefits and non-recurring items, and income tax effects related to the non-GAAP adjustments.
Adjusted EPS is not a standardized financial measure under IFRS and therefore it may not be comparable to similar measures presented by other issuers. We believe this metric provides useful information to investors and others in understanding and evaluating our operating results as it helps illustrate underlying trends in our business that could otherwise be masked by the effect of the income or expenses that are not indicative of the core operating performance of our business.

Adjusted EPS (Non-IFRS) Reconciliation

	Q4 F2022	F2022
Diluted (loss) income per share	$ (0.10)	$ (0.49)
Adjustments:
Depreciation and amortization(1)	0.12	0.48
Share-based compensation	0.08	0.31
Foreign exchange (gain) loss	—	0.01
Fair value adjustments relating to acquired deferred revenue	0.03	0.25
Fair value adjustments relating to acquired deferred commission	—	(0.03)
Acquisition and integration costs	0.03	0.16
Litigation costs	—	0.03
Income tax effects related to non-GAAP adjustments(2)	(0.08)	(0.31)
Adjusted EPS	$ 0.08	$ 0.41
(1)Depreciation and amortization includes depreciation of property and equipment, amortization of right-of-use assets, and amortization of acquired intangible assets.
(2)Income tax effects related to non-GAAP adjustments is calculated based on the Company’s statutory tax rate of 27%.
Diluted weighted average number of Common Shares outstanding for Adjusted EPS is presented below.

	Q4 F2022	F2022
Basic weighted average number of common shares outstanding	51,067,421	50,381,336
Effect of dilutive securities:
Stock Option	69,017	219,098
PSU	759,620	759,620
RSU	1,295,535	1,702,842
Diluted weighted average number of common shares outstanding(1)	53,191,593	53,062,896
(1)Diluted weighted average number of common shares outstanding for Adjusted EPS may differ from diluted weighted average number of common shares outstanding disclosed in the Company’s financial statements, which excludes the impact of dilutive securities when their effects are antidilutive.